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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 51338

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/2004___ AND ENDING ___12/31/2004___

         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jerome P. Greene & Associates, LLC

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

  8111 Moore Road

FIRM I.D. NO.

              (No. and Street)

Indianapolis	IN	46278
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Dalton   317-826-1099

                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

 Paul E. Cravens, CPA

        (Name – *if individual, state last, first, middle name*)

265 Regency Circle	Lexington	KY	40503
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Steve Dalton_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Jerome P. Greene & Associates, LLC_____ , as
of _____12/31_____ , 20_04___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

                                              _____
                                              Signature

                                              Financial and Operations Principal
                                              _____
                                                              Title

_____   *Expires March 8, 2010*
        Notary Public   *Marion County, IN*

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

JEROME P. GREENE & ASSOCIATES, LLC.

FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

Paul E. Cravens
Certified Public Accountant
265 Regency Circle
Lexington, KY 40503
(606) 277-4557

JEROME P. GREENE & ASSOCIATES, LLC.

CONTENTS

Paul E. Cravens, CPA

265 Regency Circle ♦ Lexington, KY 40503
Phone (606)277-4557 ♦ Fax (606)277-4557

INDEPENDENT AUDITOR'S REPORT

February 25th, 2005

To The Board of Directors of
Jerome P. Greene & Associates, LLC.
Indianapolis, IN

We have audited the balance sheets of Jerome P. Greene & Associates, LLC. as of December 31, 2004 and 2003, and the related statements of operations, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jerome P. Greene & Associates, LLC. as of December 31, 2004 and 2003, and the results of operation and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Paul E. Cravens
Certified Public Accountant

Jerome P. Greene & Associates, LLC
Balance Sheets
December 31, 2004 and 2003

ASSETS	2004	2003
CURRENT ASSETS		
Cash and equivalents - Note 2	$254,713	$550,507
Total current assets	254,713	550,507
FIXED ASSETS - Note 4		
Equipment, net of accumulated depreciation		
of $140,578 and $102,258, respectively	58,317	96,637
TOTAL ASSETS	$313,030	$647,144
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	5,000	6,000
Total current liabilities	5,000	6,000
STOCKHOLDER'S EQUITY - Note 3		
Paid-in capital	107,000	107,000
Retained earnings	201,030	534,144
Total stockholder's equity	308,030	641,144
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$313,030	$647,144

The Notes to Financial Statements are an integral part of these statements.

Jerome P. Greene & Associates, LLC
Statements of Operations and Retained Earnings
For the Years Ended December 31, 2004 and 2003

	2004	2003
Total Revenues	$666,852	$1,635,739
General and administrative expenses	646,429	1,042,877
Income (loss) from operations	20,423	592,862
Interest income	2,463	6,025
Net income	22,886	598,887
Retained earnings, beginning of fiscal year	534,144	407,748
Less: Shareholder draws	(356,000)	(472,491)
Retained earnings, end of fiscal year	$201,030	$534,144

The Notes to Financial Statements are an integral part of these statements.

Jerome P. Greene & Associates, LLC
Statements of Cash Flows
For the Years Ended December 31, 2004 and 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$22,886	$598,887
Adjustments to reconcile net (loss) income to		
net cash (used in) provided by operating activities:		
Depreciation	38,320	30,660
Change in current assets:		
Changes in current liabilities:		
Increase/(decrease) in accounts payable and		
accrued expenses	(1,000)	0
Net cash (used in) provided by operating		
activities	60,206	629,547
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment	0	(76,602)
Net cash provided by investing activities	0	(76,602)
CASH FLOWS FROM FINANCING ACTIVITIES		
Stockholder Draws/ Return of additional paid in capital	(356,000)	(472,491)
Net cash provided by financing activities	(356,000)	(472,491)
Net (decrease) increase in cash	(295,794)	80,454
Cash, beginning of fiscal year	550,507	470,053
Cash, end of fiscal year	$254,713	$550,507

The Notes to Financial Statements are an integral part of these statements.

Jerome P. Greene & Associates, LLC
Statements of Cash Flows
For the Years Ended December 31, 2004 and 2003

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	2004	2003
Cash paid during the fiscal year for:		
Interest	0	0
Income taxes	0	0

Note 1 <u>Summary of Significant Accounting Policies</u>

<u>General:</u>
The company is a securities broker-dealer. The Company provides financial consulting services, but does not carry securities. The Company's financial statements are presented in accordance with generally accepted accounting principles.

<u>Revenue Recognition</u>
The Company's consulting fees are recorded on the date deposited.

Note 2 <u>Cash and equivalents</u>

At December 31, 2004, cash and equivalents were comprised of the following.

> Merrill Lynch Money Fund(s) $254,713

Note 3 <u>Net Capital Requirement:</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $244,739 which was $239,739 in excess of its required net capital of $5,000. The Company's net capital ratio was 0 to 1 at December 31, 2004.

Note 4 <u>Office Furniture & Equipment</u>

Office equipment & furniture is stated at cost. For financial and income tax purposes accelerated depreciation methods are used.

Note 5 <u>Income Taxes</u>

Beginning in the year 2002 the company elected a LLC status, which means that taxes are not accrued at the corporate level but will pass through to the shareholders, therefore no taxes are accrued.

Paul E. Cravens, CPA

265 Regency Circle ♦ Lexington, KY 40503
Phone (606)277-4557 ♦ Fax (606)277-4557

February 28, 2005

To The Board Directors of
Jerome P. Greene & Associates, LLC.

We have audited the financial statements of Jerome P. Greene & Associates, LLC. as of December 31, 2004, for the year ended and have issued our report thereon dated February 25th, 2004. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standard. The purpose of our study and evaluation, which included obtaining and understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal control of Jerome P. Greene & Associates, LLC., taken as a whole. Our study and evaluation disclosed no condition that we believed to be a material weakness. We did note that the Company has a small office staff and, therefore, limited segregation of duties. Although management is aware of this weakness in internal control and continues to assess exposure in this area, correction of this weakness is currently precluded as a result of the limited number of employees of the Company. Duties should continue to prevent personnel from controlling transactions on a regular basis.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicates a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices

and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and National Association of Securities Dealers and should not be used for any other purposes.

Paul E. Cravens
Certified Public Accountant

Jerome P. Greene & Associates, LLC
SCHEDULE I

Computation of net capital under rule 15c3-1
of the Securities and Exchange Commission
as of December 31, 2004

Assets	$313,030
Less: Liabilities	5,000
Total Proprietor's Capital	308,030
Less: Non-Allowable Assets	(58,317)
Allowable Net Capital	$249,713
Less: Undue Concentration Haircut	4,974
Net Capital	$244,739

Reconciliation with Company's Net Capital Computation
included in Part II of Form X-17A-5
as of December 31st, 2004

Net Capital (Audited) from above	$244,739
Net Capital as reported in Company's Part II	
(Unaudited) FOCUS Report	243,605
Difference	1,185
Auditor's adjustment to year end cash and payables balance	1,185
Total Auditor's Adjustment	$1,185

Jerome P. Greene & Associates, LLC
SCHEDULE II

Reconciliation of Computation of Owners Equity
as of December 31, 2004

Owners Equity as reported in Company's Part II (unaudited)
Focus Report $ 345,350

Less: Auditor's adjustment for 2004 Depreciation Expense   (38,320)
Plus: Auditors adjustment to year end payables   1,000
Total Auditor's adjustments   37,320

Owners Equity after adjustments (Audited) $308,030